                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*


                            THE TOPPS COMPANY, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   890786106
                                 (CUSIP Number)


                                  JAMES LAWSON
                       MANAGER, INVESTMENT ADMINISTRATION
                        I.G. Investment Management, Ltd.
                               One Canada Centre
                               447 Portage Avenue
                           Winnipeg, Manitoba Canada
                                    R3C 3B6
                           Telephone:  (204) 956-8224
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 JUNE 24, 1997
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 890786106
1.   Names of Reporting Person(s).
     I.R.S. Identification No(s). of above person(s) (entities only).
        Investors U.S. Growth Fund
        Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number.

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for
     investment in Units of the Fund.

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     [ ]

6.   Citizenship or Place of Organization
     Manitoba, Canada

Number of Shares    7.   Sole Voting Power 0
Beneficially Owned  8.   Shared Voting Power 1,779,200
by Each Reporting   9.   Sole Dispositive Power 0
Person With         10.  Shared Dispositive Power 1,779,200

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,779,200

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [ ]

13.  Percent of Class Represented by Amount in Row (11):
     3.8%

14.  Type of Reporting Person (See Instructions)
     00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                       2A

CUSIP NO. 890786106
1.   Names of Reporting Person(s).
     I.R.S. Identification No(s). of above person(s) (entities only).
        Investors Global Fund
        Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number.

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for investment in Units of the Fund.

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     [ ]

6.   Citizenship or Place of Organization
     Manitoba, Canada

Number of Shares    7.   Sole Voting Power 0
Beneficially Owned  8.   Shared Voting Power 513,600
by Each Reporting   9.   Sole Dispositive Power 0
Person With         10.  Shared Dispositive Power 513,600

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     513,600

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [ ]

13.  Percent of Class Represented by Amount in Row (11):
     1.1%

14.  Type of Reporting Person (See Instructions)
     00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                       2B

CUSIP NO. 890786106
1.   Names of Reporting Person(s).
     I.R.S. Identification No(s). of above person(s) (entities only).
        I.G. Investment Management, Ltd.
        Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number.

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors
     U.S. Growth Fund and Investors Global Fund for investment in Units of each of Investors U.S. Growth
     Fund and Investors Global Fund, respectively.

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     [ ]

6.   Citizenship or Place of Organization
     Canada

Number of Shares    7.   Sole Voting Power 0
Beneficially Owned  8.   Shared Voting Power 2,292,800
by Each Reporting   9.   Sole Dispositive Power 0
Person With         10.  Shared Dispositive Power 2,292,800

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,292,800

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [ ]

13.  Percent of Class Represented by Amount in Row (11):
     4.9%

14.  Type of Reporting Person (See Instructions)
     CO (Corporation governed by the Canada Business Corporations Act), IA (Canadian)

                                       2C

CUSIP NO. 890786106
1.   Names of Reporting Person(s).
     I.R.S. Identification No(s). of above person(s) (entities only).
        Investors Group Trust Co. Ltd.
        Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number.

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors
     U.S. Growth Fund and Investors Global Fund for investment in Units of each of Investors U.S. Growth
     Fund and Investors Global Fund, respectively.

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     [ ]

6.   Citizenship or Place of Organization
     Manitoba, Canada

Number of Shares    7.   Sole Voting Power 0
Beneficially Owned  8.   Shared Voting Power 2,292,800
by Each Reporting   9.   Sole Dispositive Power 0
Person With         10.  Shared Dispositive Power 2,292,800

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,292,800

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [ ]

13.  Percent of Class Represented by Amount in Row (11):
     4.9%

14.  Type of Reporting Person (See Instructions)
     CO (Corporation governed by the Manitoba Corporations Act)

                                       2D

CUSIP NO. 890786106
1.   Name of Reporting Person(s).
     I.R.S. Identification No(s). of above person(s) (entities only).
        Investors Group Inc.
        Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number.

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors
     U.S. Growth Fund and Investors Global Fund for investment in Units of each of Investors U.S. Growth
     Fund and Investors Global Fund, respectively.

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     [ ]

6.   Citizenship or Place of Organization
     Canada

Number of Shares    7.   Sole Voting Power 0
Beneficially Owned  8.   Shared Voting Power 2,292,800
by Each Reporting   9.   Sole Dispositive Power 0
Person With         10.  Shared Dispositive Power 2,292,800

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,292,800

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [ ]

13.  Percent of Class Represented by Amount in Row (11):
     4.9%

14.  Type of Reporting Person (See Instructions)
     CO (Corporation governed by the Canada Business Corporations Act), HC

                                       2E

CUSIP NO. 890786106
1.   Name of Reporting Person(s).
     I.R.S. Identification No(s). of above person(s) (entities only).
        Investors Group Trustco Inc.
        Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number.

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors
     U.S. Growth Fund and Investors Global Fund for investment in Units of each of Investors U.S. Growth
     Fund and Investors Global Fund, respectively.

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     [ ]

6.   Citizenship or Place of Organization
     Canada

Number of Shares    7.   Sole Voting Power 0
Beneficially Owned  8.   Shared Voting Power 2,292,800
by Each Reporting   9.   Sole Dispositive Power 0
Person With         10.  Shared Dispositive Power 2,292,800

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,292,800

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [ ]

13.  Percent of Class Represented by Amount in Row (11):
     4.9%

14.  Type of Reporting Person (See Instructions)
     CO (Corporation governed by the Canada Business Corporations Act), HC

                                       2F

     This Amendment No. 2 supplements and amends the original joint filing statement dated June 8, 1995 as amended by Amendment No. 1 dated November 16, 1995 by and on behalf of the following Reporting Persons signing this Amendment No. 2 to Schedule 13D and are hereafter referred to as the "Reporting Persons":
Investors Group Inc. ("IGI"), Investors Group Trustco Inc. ("Trustco"), Investors Group Trust Co. Ltd. (the "Trustee"), I.G. Investment Management, Ltd. (the "Management Company"), and Investors U.S. Growth Fund and Investors Global Fund (collectively, the "Funds").

ITEM 1.   SECURITY AND ISSUER.

     The class of equity securities to which this amended statement on Schedule 13D relates is the Common Stock (the "Common Stock" or the "Securities"), of The Topps Company, Inc., a Delaware corporation (the "Issuer").


ITEM 2.   IDENTITY AND BACKGROUND.

     All of the Reporting Persons have their principal places of business at:

               One Canada Centre
               447 Portage Avenue
               Winnipeg, Manitoba
               R3C 3B6

     IGI is a corporation formed under the Canada Business Corporations Act. It is a diversified-financial services holding company.

     Trustco is a corporation formed under the Canada Business Corporations Act. It is a holding company.

     The Management Company is a corporation formed under the Canada Business Corporations Act. It provides management services to the Funds.

     The Trustee is a corporation formed under the Manitoba Corporations Act. It is the trustee for the Unitholders of the Funds and serves as the trustee for other open-end mutual fund trusts organized and affiliated with IGI.

     The Funds are open-end mutual fund trusts of which the Unitholders are beneficiaries established in accordance with a Declaration of Trust under the laws of Manitoba, Canada.

     IGI owns 100% of the issued and outstanding Class A Common Shares of Trustco. Trustco owns 100% of the issued and outstanding Class A Common Shares of the Management Company. Trustco also owns, directly or indirectly, 100% of the issued and outstanding Common Shares of the Trustee. Trustco, the Management Company, the Trustee, and the Funds are all ultimately controlled by IGI through its ownership of 100% of the issued and outstanding Class A Common Shares of Trustco.

     Power Financial Corporation owns 67.4% of the common stock of Investors Group Inc. Power Corporation of Canada, of which Mr. Paul Desmarais controls 67.7% of the voting power, owns 67.5% of the common stock of Power Financial Corporation.

     Schedule 1 annexed hereto sets forth the name, principal occupation or employment and address of each of the executive officers and directors of IGI, Trustco, the Management Company, and the Trustee and is incorporated herein by reference. All such executive officers and directors are Canadian citizens except as indicated on Schedule 1, and, during the last five years, none has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he or she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal (U.S.A.) or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Persons used an aggregate of approximately $17,680,019.46 to purchase the Issuer's Common Stock reported as beneficially owned in Item 5 below. The Issuer's Common Stock was purchased with funds of Unitholders of each Fund from time to time committed to the Trustee for investment in Units of the Fund.

ITEM 4.   PURPOSE OF TRANSACTION.

     The purpose of the acquisition of the subject 2,292,800 shares of the Issuer's Common Stock was and is for investment only with no view to acquire or otherwise exercise control of or over the Issuer. The Funds may from time to time purchase additional shares of the Issuer's Common Stock and/or may from time to time sell any or all shares of Common Stock owned. None of the Reporting Persons has any commitment or other obligation to purchase or sell any shares of Common Stock of the Issuer, and the Management Company will do so on behalf of the Funds based upon the investment policies established by the Trustee for each Fund and the general and specific market conditions and the perceived prospects for the Issuer and the Issuer's Common Stock. In addition, the investment policy of each Fund limits its holdings in the stock of any issuer to 10% of the Fund's assets and to not more than 10% of any issuer's issued and outstanding common stock.

     Other than as described above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)  The aggregate number and percentage of Securities to which this
Schedule 13D relates 2,292,800 shares of Common Stock, representing 4.9% of the 46,400,010 shares of the Issuer's Common Stock outstanding, as reported as being outstanding in the Issuer's Form 10-K for the fiscal year ended March 1, 1997. The Reporting Persons beneficially own those Securities as follows:

                                      Shares of                % of
                                       Common                Class of
          Name                          Stock              Common Stock
          ----                          -----              ------------
Investors Group Inc.                  2,292,800                4.9%
Investors Group Trustco Inc.          2,292,800                4.9%
Investors Group Trust Co. Ltd.        2,292,800                4.9%
I.G. Investment Management, Ltd.      2,292,800                4.9%
Investors U.S. Growth Fund            1,779,200                3.8%
Investors Global Fund                  513,600                 1.1%

     (b) Under Sections 5.1 and 7.1 of the Declaration of Trust, the Trustee may be deemed to direct the disposition and voting of the shares of Issuer's Common Stock held by the Funds. However, IGI, Trustco, the Trustee and the Management Company may be deemed to beneficially own the subject 2,292,800 shares of the Issuer's Common Stock by virtue of the common officers and/or directors among IGI, Trustco, the Trustee and the Management Company, as indicated on Schedule I annexed hereto, and thus directly and indirectly share voting power and share dispositive power within the meaning of Rule 13d-3 under
Section 13(d) of the Securities Exchange Act of 1934 with respect to the subject 2,292,800 shares of Issuer's Common Stock.

     (c) The table below sets forth purchases of the Issuer's Common Stock by the Reporting Persons during the last sixty days. All of such purchases were effected by the Management Company on the New York Stock Exchange.

                                       Approximate Price
                                         Per Share ($)
                   Amount of Shares      (exclusive of
      Date          Of Common Stock      commissions)
  May 5, 1997           -20,000              $4.01
  May 6, 1997           -7,500               $4.00
  May 12, 1997          -20,000              $3.81
  May 14, 1997          -20,000              $3.61
  May 15, 1997          -20,000              $3.59
  May 16, 1997          -20,000              $3.61
  May 19, 1997          -20,000              $3.67
  May 20, 1997          -20,000              $3.66
  May 21, 1997          -20,000              $3.67
  May 23, 1997          -22,500              $3.64
  May 27, 1997          -20,000              $3.64
  May 28, 1997          -14,500              $3.65
  May 29, 1997          -6,000               $3.63
  May 30, 1997          -20,000              $3.63
  June 2, 1997          -20,000              $3.67
  June 3, 1997          -20,000              $3.75
  June 4, 1997          -15,000              $3.75
  June 5, 1997          -20,000              $3.69
  June 6, 1997          -40,000              $3.75
  June 9, 1997          -20,000              $3.75
  June 10, 1997         -40,000              $3.81
  June 11, 1997         -20,000              $3.88
  June 12, 1997         -20,000              $3.88
  June 13, 1997         -20,000              $3.88
  June 16, 1997         -20,000              $3.88
  June 17, 1997         -20,000              $3.88
  June 18, 1997         -16,500              $3.93
  June 24, 1997         -30,000              $3.74

     (d) Each Fund has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock held by it.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Investors Group Trust Co. Ltd. is the Trustee of the Funds. The Funds themselves do not have any officers, although the Trust Declarations creating the Funds provide that officers can be appointed. The Trust Declarations for the Funds provide that the Trustee has the sole discretion to invest the assets of the Fund, vote portfolio securities, and borrow any money to the extent that the Trustee in its discretion deems necessary. The Trust Declarations further authorize the Trustee to retain a manager to carry out the investment function and expressly state that the Management Company is that manager unless and until replaced. Pursuant to an Investment Management and Service Agreement for each Fund, the

Management Company provides each Fund with day-to-day administrative services and with investment management services respecting transactions in securities of issuers in which the Fund may invest.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits A, B, C, D, E, F and G are attached hereto:

Exhibit A:     Joint Filing Agreement

Exhibit B:     Power of Attorney to Edwin R. Buss, James Fossen or David M. R.
               Cheop, as Attorney-in-Fact for Hugh Sanford Riley, President and
               Chief Executive Officer of Investors Group Inc.

Exhibit C:     Power of Attorney to Edwin R. Buss, James Fossen or David M. R.
               Cheop, as Attorney-in-Fact for Richard Elliot Archer, President of Investors Group Trustco Inc.

Exhibit D:     Power of Attorney to Edwin R. Buss, James Lawson or David M. R.
               Cheop, as Attorney-in-Fact for Robert Gibson Darling,
               Vice-President of Investors Group Trust Co. Ltd.

Exhibit E:     Power of Attorney to Edwin R. Buss, James Lawson or David M. R.
               Cheop, as Attorney-in-Fact for Alexander Scott Penman, President of I.G. Investment Management, Ltd.

Exhibit F:     Power of Attorney to Edwin R. Buss, James Lawson or David M. R.
               Cheop, as Attorney-in-Fact for Robert Gibson Darling,
               Vice-President of Investors Group Trust Co. Ltd., as Trustee for
               Investors U.S. Growth Fund

Exhibit G:     Power of Attorney to Edwin R. Buss, James Lawson or David M. R.
               Cheop, as Attorney-in-Fact for Robert Gibson Darling,
               Vice-President of Investors Group Trust Co. Ltd., as Trustee for
               Investors Global Fund



                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 1999                 INVESTORS GROUP INC.



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss, as
                                   Attorney-in-Fact for
                                   Hugh Sanford Riley,
                                   President and Chief
                                   Executive Officer of
                                   Investors Group Inc.

June 30, 1999                 INVESTORS GROUP TRUSTCO INC.



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss, as
                                   Attorney-in-Fact for
                                   Richard Elliot Archer,
                                   President of
                                   Investors Group Trustco Inc.

June 30, 1999                 INVESTORS GROUP TRUST CO. LTD.



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss, as
                                   Attorney-in-Fact for
                                   Robert Gibson Darling,
                                   Vice-President of
                                   Investors Group Trust Co. Ltd.


June 30, 1999                 I.G. INVESTMENT MANAGEMENT, LTD.



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss, as
                                   Attorney-in-Fact for
                                   Alexander Scott Penman,
                                   President of
                                   I.G. Investment Management, Ltd.


June 30, 1999                 INVESTORS U.S. GROWTH FUND



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss,
                                   as Attorney-in-Fact for
                                   Robert Gibson Darling,
                                   Vice-President of
                                   Investors Group Trust Co. Ltd.,
                                   as Trustee for
                                   Investors U.S. Growth Fund

June 30, 1999                 INVESTORS GLOBAL FUND



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss,
                                   as Attorney-in-Fact for
                                   Robert Gibson Darling,
                                   Vice-President of
                                   Investors Group Trust Co. Ltd.,
                                   as Trustee for
                                   Investors Global Fund

Schedule 1

The following sets forth certain information about directors and executive officers of Investors Group Inc., Investors Group Trustco Inc., Investors Group Trust Co. Ltd. and I.G. Investment Management, Ltd.

-------------------------------------------------------------------------------------
Name and Residence or          Present Principal               Office and
Employment Address and         Occupation or Employment;       Directorship(s)
Citizenship, if not a          Name, Principal Business,       Held in Reporting
Canadian Citizen               and Address in Which Such       Persons
                               Employment is Conducted
                               (if Different from
                               Business Address of
                               Employer)
-------------------------------------------------------------------------------------
James W. Burns, O.C.           Deputy Chairman                 Director
751 Victoria Square            Power Corporation of            Investors Group
Montreal, Quebec               Canada                          Inc.
H2Y 2J3 (business)
-------------------------------------------------------------------------------------
Andre Desmarais                President & Co-Chief            Director
751 Victoria Square            Executive Officer               Investors Group
Montreal, Quebec               Power Corporation of            Inc.
H2Y 2J3 (business)             Canada

-------------------------------------------------------------------------------------
Paul Desmarais, Jr.            Chairman & Co-Chief             Director
751 Victoria Square            Executive Officer               Investors Group
Montreal, Quebec               Power Corporation of            Inc.
H2Y 2J3 (business)             Canada
-------------------------------------------------------------------------------------
Paul G. Desmarais, P.C., C.C.  Chairman of the Executive       Director
751 Victoria Square            Committee                       Investors Group
Montreal, Quebec               Power Corporation of            Inc.
H2Y 2J3 (business)             Canada
-------------------------------------------------------------------------------------
J. David A. Jackson            Chairman                        Director
22nd Floor, P.O. Box 25        Blake, Cassels & Graydon        Investors Group
Commerce Court West                                            Inc.
Toronto, Ontario
M5L 1A9 (business)
-------------------------------------------------------------------------------------
Wanda M. Dorosz                President, Chief                Director
150 King Street West           Executive Officer &             Investors Group
Suite 1505, SunLife Tower      Managing Partner                Inc.
P.O. Box 5                     Quorum Group of Companies
Toronto, Ontario
M5H 1J9 (business)
-------------------------------------------------------------------------------------
Robert G. Graham               Company Director                Director
77 Avenue Road                                                 Investors Group
Toronto, Ontario                                               Inc.
M5R 3R8 (business)
-------------------------------------------------------------------------------------
Robert Gratton                 President & Chief               Director
751 Victoria Square            Executive Officer               Investors Group
Montreal, Quebec               Power Financial                 Inc.
H2Y 2J3 (business)             Corporation
-------------------------------------------------------------------------------------
Rt. Hon. Donald F.             Company Director                Director
Mazankowski, P.C.                                              Investors Group
P.O. Box 1350                                                  Inc.
5238 - 45 B. Avenue
Vegreville, Alberta
T9C 1S5 (business)
-------------------------------------------------------------------------------------
John S. McCallum               Professor of Finance            Director
Drake Centre, Room 462         Faculty of Management           Investors Group
Winnipeg, Manitoba             University of Manitoba          Inc.
R3T 2N2 (business)
-------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Roy W. Piper                             Self-employed farmer            Director
Box 160                                                                  Investors Group
Elrose, Saskatchewan                                                     Inc.
S0L 0Z0 (business)
---------------------------------------------------------------------------------------------------------
Susan Sherk                              Senior Consultant               Director
Bonaventure Place                        AGRA Earth &                    Investors Group
95 Bonaventure Avenue                    Environmental                   Inc.
P.O. Box 2035, Station C
St. John's, Newfoundland
A1C 5R6 (business)
---------------------------------------------------------------------------------------------------------
Hon. P. Michael Pitfield, P.C., Q.C.     Vice-Chairman                   Director
751 Victoria Square                      Power Corporation of            Investors Group
Montreal, Quebec                         Canada                          Inc.
H2Y 2J3 (business)
---------------------------------------------------------------------------------------------------------
Michel Plessis-Belair, F.C.A.            Vice-Chairman & Chief           Director
751 Victoria Square       .              Financial Officer               Investors Group
Montreal, Quebec                         Power Corporation of            Inc.
H2Y 2J3 (business)                       Canada
---------------------------------------------------------------------------------------------------------
Gerard Veilleux, O.C., D.U.              President                       Director
751 Victoria Square                      Power Communications Inc.       Investors Group
Montreal, Quebec                                                         Inc.
H2Y 2J3 (business)
---------------------------------------------------------------------------------------------------------
Daniel Johnson                           Counsel to McCarthy             Director
5th Floor - 1170 Peel                    Tetrault                        Investors Group
Montreal, Quebec                                                         Inc.
H3B 4S8 (business)
---------------------------------------------------------------------------------------------------------
Hugh Sanford Riley                       President & Chief               President & Chief
447 Portage Avenue                       Executive Officer and           Executive Officer
Winnipeg, Manitoba                       Director                        and Director
Canada                                   Investors Group Inc.            Investors Group
R3C 3B6 (business)                                                       Inc.

                                         Director                        Director
                                         Investors Group Trust Co.       Investors Group
                                         Ltd.                            Trust Co. Ltd.

                                         Director                        Director
                                         I.G. Investment                 I.G. Investment
                                         Management, Ltd.                Management, Ltd.

                                         Director                        Director
                                         Investors Group Trustco         Investors Group
                                         Inc.                            Trustco Inc.
---------------------------------------------------------------------------------------------------------
Michael A. Miller                        Executive Vice-President,       Executive Vice-President,
447 Portage Avenue                       Products and Distribution       Products and Distribution
Winnipeg, Manitoba                       Investors Group Inc.            Investors Group Inc.
R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------
Richard Elliot Archer                    Executive Vice-President,       Executive Vice-President,
447 Portage Avenue                       Investments                     Investments
Winnipeg, Manitoba                       Investors Group Inc.            Investors Group Inc.
Canada
R3C 3B6 (business)                       Director                        Director
                                         Investors Group Trust Co. Ltd.  Investors Group
                                                                         Trust Co. Ltd.

                                         Chairman of the Board and       Chairman of the
                                         Director                        Board and Director
                                         I.G. Investment                 I.G. Investment
                                         Management, Ltd.                Management, Ltd.

                                         Director and President          Director and
                                         Investors Group Trustco         President
                                         Inc.                            Investors Group Trustco Inc.
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Dale Alwyn George Parkinson        Executive Vice-President             Executive Vice-President
447 Portage Avenue                 Investors Group Inc.                 Investors Group Inc.
Winnipeg, Manitoba
Canada                             Chairman of the Board and            Chairman of the Board and
R3C 3B6 (business)                 Director                             Director
                                   Investors Group Trust Co.            Investors Group
                                   Ltd.                                 Trust Co. Ltd.

                                   Director                             Director
                                   I.G. Investment                      I.G. Investment
                                   Management, Ltd.                     Management, Ltd.

                                   Director and Chairman                Director and
                                   Investors Group Trustco              Chairman
                                   Inc.                                 Investors Group
                                                                        Trustco Inc.
---------------------------------------------------------------------------------------------------------
W. Gary Wilton                     Executive Vice-President,            Executive Vice-
447 Portage Avenue                 Client and Information               President, Client
Winnipeg, Manitoba                 Services                             and Information
R3C 3B6 (business)                 Investors Group Inc.                 Services
                                                                        Investors Group
                                                                        Inc.
---------------------------------------------------------------------------------------------------------
William Terrence Wright, Q.C.      Senior Vice-President,               Senior Vice-
447 Portage Avenue                 General Counsel &                    President, General
Winnipeg, Manitoba                 Secretary                            Counsel & Secretary
R3C 3B6 (business)                 Investors Group Inc.                 Investors Group Inc.

                                   President and Chief                  President and Chief
                                   Executive Officer                    Executive Officer
                                   Investors Group Trust Co.            Investors Group
                                   Ltd.                                 Trust Co. Ltd.

                                   Secretary                            Secretary
                                   I.G. Investment                      I.G. Investment
                                   Management, Ltd.                     Management, Ltd.

                                   Director, Senior Vice-President,     Director, Senior
                                   General Counsel & Secretary          Vice-President,
                                   Investors Group Trustco              General Counsel &
                                   Inc.                                 Secretary
                                                                        Investors Group
                                                                        Trustco Inc.
---------------------------------------------------------------------------------------------------------
Gregory D. Tretiak                 Senior Vice-President,               Senior Vice-
447 Portage Avenue                 Finance                              President, Finance
Winnipeg, Manitoba                 Investors Group Inc.                 Investors Group
R3C 3B6 (business)                                                      Inc.

                                   Senior Vice-President,               Senior Vice-
                                   Finance                              President, Finance
                                   Investors Group Trustco              Investors Group
                                   Inc.                                 Trustco Inc.
---------------------------------------------------------------------------------------------------------
Jean-Guy Gourdeau                  Senior Vice-President,               Senior Vice-
447 Portage Avenue                 Strategic Initiatives                President,
Winnipeg, Manitoba                 Investors Group Inc.                 Strategic
R3C 3B6 (business)                                                      Initiatives
                                                                        Investors Group
                                                                        Inc.
---------------------------------------------------------------------------------------------------------
Sandra A. Metraux                  Senior Vice-President,               Senior Vice-
447 Portage Avenue                 Marketing                            President,
Winnipeg, Manitoba                 Investors Group Inc.                 Marketing
R3C 3B6 (business)                                                      Investors Group
                                                                        Inc.
Citizen of the United              Vice-President, Marketing
States of America                  Investors Group Trustco              Vice-President,
                                   Inc.                                 Marketing
                                                                        Investors Group
                                                                        Trustco Inc.
---------------------------------------------------------------------------------------------------------
Kevin E. Regan                     Senior Vice-President,               Senior Vice-
447 Portage Avenue                 Sales                                President, Sales
Winnipeg, Manitoba                 Investors Group Inc.                 Investors Group
R3C 3B6 (business)                                                      Inc.

                                   Vice-President, Sales                Vice-President,
                                   Administration                       Sales
                                   Investors Group Trustco              Administration
                                   Inc.                                 Investors Group
                                                                        Trustco Inc.
---------------------------------------------------------------------------------------------------------
Glen A. Torgerson                  Senior Vice-President,               Senior Vice-
447 Portage Avenue                 Sales                                President, Sales
Winnipeg, Manitoba                 Investors Group Inc.                 Investors Group
R3C 3B6 (business)                                                      Inc.


                                   Vice-President, Sales                Vice-President,
                                   Investors Group Trustco              Sales
                                   Inc.                                 Investors Group Trustco Inc.
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Scott A. Penman                    Senior Vice-President,               Senior Vice-
447 Portage Avenue                 Equities                             President, Equities
Winnipeg, Manitoba                 Investors Group Inc.                 Investors Group
R3C 3B6 (business)                                                      Inc.

                                   President and Managing               President and
                                   Partner and Director                 Managing Partner
                                   I.G. Investment                      and Director
                                   Management, Ltd.                     I.G. Investment
                                                                        Management, Ltd.
---------------------------------------------------------------------------------------------------------
Alan Brownridge                    Senior Vice-President,               Senior Vice-
447 Portage Avenue                 Bonds                                President, Bonds
Winnipeg, Manitoba                 Investors Group Inc.                 Investors Group
R3C 3B6 (business)                                                      Inc.

                                   Managing Partner                     Managing Partner
                                   I.G. Investment                      I.G. Investment
                                   Management, Ltd.                     Management, Ltd.
---------------------------------------------------------------------------------------------------------
Robert G. Darling                  Senior Vice-President,               Senior Vice-
447 Portage Avenue                 Securities                           President,
Winnipeg, Manitoba                 Investors Group Inc.                 Securities
R3C 3B6 (business)                                                      Investors Group
                                                                        Inc.

                                   Vice-President
                                   Investors Group Trust Co.            Vice-President
                                   Ltd.                                 Investors Group
                                                                        Trust Co. Ltd.

                                   Senior Vice-President,
                                   Securities and Director              Senior Vice-
                                   I.G. Investment                      President,
                                   Management, Ltd.                     Securities and
                                                                        Director
                                                                        I.G. Investment
                                                                        Management, Ltd.
---------------------------------------------------------------------------------------------------------
Domenic Grestoni                   Senior Vice-President,               Senior Vice-
447 Portage Avenue                 Corporate Investments                President,
Winnipeg, Manitoba                 Investors Group Inc.                 Corporate
R3C 3B6 (business)                                                      Investments
                                                                        Investors Group
                                                                        Inc.

                                   Vice-President, Corporate            Vice-President,
                                   Investments                          Corporate
                                   Investors Group Trustco              Investments
                                   Inc.                                 Investors Group
                                                                        Trustco Inc.

                                   Assistant Secretary                  Assistant Secretary
                                   Investors Group Trust Co.            Investors Group
                                   Ltd.                                 Trust Co. Ltd.

                                   Managing Partner                     Managing Partner
                                   I.G. Investment                      I.G. Investment
                                   Management, Ltd.                     Management, Ltd.
---------------------------------------------------------------------------------------------------------
Brian C. Weatherby                 Senior Vice-President,               Senior Vice-
447 Portage Avenue                 Taxation                             President, Taxation
Winnipeg, Manitoba                 Investors Group Inc.                 Investors Group
R3C 3B6 (business)                                                      Inc.
                                   Vice-President, Taxation
                                   Investors Group Trustco              Vice-President,
                                   Inc.                                 Taxation
                                                                        Investors Group
                                                                        Trustco Inc.
---------------------------------------------------------------------------------------------------------
Murray Kilfoyle                    Senior Vice-President,               Senior Vice-
447 Portage Avenue                 Client Services                      President, Client
Winnipeg, Manitoba                 Investors Group Inc.                 Services
R3C 3B6 (business)                                                      Investors Group
                                   Vice-President, Client               Inc.
                                   Administration
                                   Investors Group Inc.                 Vice-President,
                                                                        Client
                                                                        Administration
                                                                        Investors Group
                                                                        Inc.
---------------------------------------------------------------------------------------------------------
Ronald D. Saull                    Senior Vice-President and            Senior Vice-
447 Portage Avenue                 Chief Information Officer            President and Chief
Winnipeg, Manitoba                 Investors Group Inc.                 Information Officer
R3C 3B6 (business)                                                      Investors Group
                                                                        Inc.
---------------------------------------------------------------------------------------------------------
Richard W. Irish                   Associate Secretary                  Associate Secretary
447 Portage Avenue                 Investors Group Inc.                 Investors Group
Winnipeg, Manitoba                                                      Inc.
R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
William Warren, Q.C.               Partner                              Director
1413 - 2nd Street S.W.             Warren Tettensor                     Investors Group
Calgary, Alberta                                                        Trust Co. Ltd.
T2R 0W7 (business)
---------------------------------------------------------------------------------------------------------
Honourable Otto Lang,              Chief Executive Officer              Director
P.C., Q.C.                         Centra Gas                           Investors Group
570 - 444 St. Mary                                                      Trust Co. Ltd.
Avenue
Winnipeg, Manitoba
R3C 3T1 (business)
---------------------------------------------------------------------------------------------------------
Wayne Stanley Walker               Retired                              Director
447 Portage Avenue                                                      Investors Group
Winnipeg, Manitoba                                                      Trust Co. Ltd.
Canada
R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------
D.A.A. Ammeter                     Vice President, Financial            Vice President,
447 Portage Avenue                 Planning                             Financial Planning
Winnipeg, Manitoba                 Investors Group Trustco              Investors Group
Canada                             Inc.                                 Trustco Inc.
R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------
J. Wiltshire                       Vice President,                      Vice President,
447 Portage Avenue                 Marketing Investment                 Marketing
Winnipeg, Manitoba                 Products                             Investment
Canada                             Investors Group Trustco              Products
R3C 3B6 (business)                 Inc.                                 Investors Group
                                                                        Trustco Inc.
---------------------------------------------------------------------------------------------------------
S. Fitzhenry                       Vice President, Product              Vice President,
447 Portage Avenue                 Marketing                            Product Marketing
Winnipeg, Manitoba                 Investors Group Trustco              Investors Group
Canada                             Inc.                                 Trustco Inc.
R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------
L. Perreault                       Vice President,                      Vice President,
447 Portage Avenue                 Communications                       Communications
Winnipeg, Manitoba                 Investors Group Trustco              Investors Group
Canada                             Inc.                                 Trustco Inc.
R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------
Brian Victor Jones                 Vice President,                      Vice President,
447 Portage Avenue                 Client Services                      Client Services
Winnipeg, Manitoba                 Investors Group Trustco              Investors Group
Canada                             Inc.                                 Trustco Inc.
R3C 3B6 (business)
                                   Vice-President                       Vice-President
                                   Investors Group Trust Co.            Investors Group
                                   Ltd.                                 Trust Co. Ltd.
---------------------------------------------------------------------------------------------------------
J.B. McKay                         Vice President, Human                Vice President,
447 Portage Avenue                 Resources                            Human Resources
Winnipeg, Manitoba                 Investors Group Trustco              Investors Group
Canada                             Inc.                                 Trustco Inc.
R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------
A.J. Knowles                       Vice President,                      Vice President,
447 Portage Avenue                 Training and Development             Training and
Winnipeg, Manitoba                 Investors Group Trustco              Development
Canada                             Inc.                                 Investors Group
R3C 3B6 (business)                                                      Trustco Inc.
---------------------------------------------------------------------------------------------------------
J. Hunek                           Vice President,                      Vice President,
447 Portage Avenue                 Application Development              Application
Winnipeg, Manitoba                 Services                             Development
Canada                             Investors Group Trustco              Services
R3C 3B6 (business)                 Inc.                                 Investors Group
                                                                        Trustco Inc.
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Rod DeVos                          Vice President,                      Vice President,
447 Portage Avenue                 Financial Services                   Financial Services
Winnipeg, Manitoba                 Systems                              Systems
Canada                             Investors Group Trustco              Investors Group
R3C 3B6 (business)                 Inc.                                 Trustco Inc.
---------------------------------------------------------------------------------------------------------
David Cheop, Q.C.                  Vice President,                      Vice President,
447 Portage Avenue                 Corporate Compliance                 Corporate
Winnipeg, Manitoba                 Investors Group Trustco              Compliance
Canada                             Inc.                                 Investors Group
R3C 3B6 (business)                                                      Trustco Inc.
---------------------------------------------------------------------------------------------------------
Craig Johnston                     Vice President,                      Vice President,
447 Portage Avenue                 Internal Audit                       Internal Audit
Winnipeg, Manitoba                 Investors Group Trustco              Investors Group
Canada                             Inc.                                 Trustco Inc.
R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------
Betty Jane Wylie                   Author                               Director
R.R. #1                                                                 Investors Group
Mactier, Ontario                                                        Trust Co. Ltd.
P0C 1H0
---------------------------------------------------------------------------------------------------------
Jean-Claude Bachand                Lawyer                               Director
Suite 3900                         Byers Casgrain                       Investors Group
1, Place Ville-Marie                                                    Trust Co. Ltd.
Montreal, Quebec
H3B 4M7 (business)
---------------------------------------------------------------------------------------------------------
Sylvie Bernier                     Director                             Director
616 Cote du Rhone                                                       Investors Group
Rosemere, Quebec                                                        Trust Co. Ltd.
J7A 4N5 (business)
---------------------------------------------------------------------------------------------------------
Roger George Joseph Blanchette     Treasurer                            Treasurer
447 Portage Avenue                 Investors Group Trustco              Investors Group
Winnipeg, Manitoba                 Inc.                                 Trustco Inc.
Canada
R3C 3B6 (business)                 Vice-President, Finance and          Vice-President, Finance and
                                   Compliance Officer                   Compliance Officer
                                   Investors Group Trust Co.            Investors Group
                                   Ltd.                                 Trust Co. Ltd.
---------------------------------------------------------------------------------------------------------
Donna Lynn Janovcik                Secretary                            Secretary
447 Portage Avenue                 Investors Group Trustco              Investors Group
Winnipeg, Manitoba                 Inc.                                 Trustco Inc.
Canada
R3C 3B6 (business)                 Secretary                            Secretary
                                   Investors Group Trust Co.            Investors Group
                                   Ltd.                                 Trust Co. Ltd.
---------------------------------------------------------------------------------------------------------
William Donald Chornous            Partner                              Partner
447 Portage Avenue                 I.G. Investment                      I.G. Investment
Winnipeg, Manitoba                 Management, Ltd.                     Management, Ltd.
Canada
R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------
Tighe Alan McManus                 Partner                              Partner
447 Portage Avenue                 I.G. Investment                      I.G. Investment
Winnipeg, Manitoba                 Management, Ltd.                     Management, Ltd.
Canada
R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------
Geoff Barth                        Partner                              Partner
447 Portage Avenue                 I.G. Investment                      I.G. Investment
Winnipeg, Manitoba                 Management, Ltd.                     Management, Ltd.
Canada
R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Paul Hancock                       Partner                              Partner
447 Portage Avenue                 I.G. Investment                      I.G. Investment
Winnipeg, Manitoba                 Management, Ltd.                     Management, Ltd.
Canada
R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------
Jeff Hall                          Partner                              Partner
447 Portage Avenue                 I.G. Investment                      I.G. Investment
Winnipeg, Manitoba                 Management, Ltd.                     Management, Ltd.
Canada
R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------
Kevin Nyysola                      Partner                              Partner
447 Portage Avenue                 I.G. Investment                      I.G. Investment
Winnipeg, Manitoba                 Management, Ltd.                     Management, Ltd.
R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------
Allan Patrick Brown                Partner                              Partner
447 Portage Avenue                 I.G. Investment                      I.G. Investment
Winnipeg, Manitoba                 Management, Ltd.                     Management, Ltd.
R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------
Donald Bruce Smith                 Vice-President, Mortgage             Vice-President,
447 Portage Avenue                 Sales                                Mortgage Sales
Winnipeg, Manitoba                 I.G. Investment                      I.G. Investment
Canada                             Management, Ltd.                     Management, Ltd.
R3C 3B6 (business)
---------------------------------------------------------------------------------------------------------
Murray James Mitchell              Vice-President, Real                 Vice-President,
447 Portage Avenue                 Estate and Portfolio                 Real Estate and
Winnipeg, Manitoba                 Manager                              Portfolio Manager
Canada                             I.G. Investment                      I.G. Investment
R3C 3B6 (business)                 Management, Ltd.                     Management, Ltd.
---------------------------------------------------------------------------------------------------------
Michele Helen Peterson             Vice-President,                      Vice-President,
Suite 210                          Mortgages, Ontario Region            Mortgages, Ontario
200 Yorkland Blvd.                 I.G. Investment                      Region
Toronto  ON                        Management, Ltd.                     I.G. Investment
M2J 5C1                                                                 Management, Ltd.
---------------------------------------------------------------------------------------------------------
Barry Schaefer                     Regional Vice-President,             Regional Vice-
447 Portage Avenue                 Mortgages, Western Canada            President,
Winnipeg, Manitoba                 I.G. Investment                      Mortgages, Western
R3C 3B6 (business)                 Management, Ltd.                     Canada
                                                                        I.G. Investment
                                                                        Management, Ltd.
---------------------------------------------------------------------------------------------------------
Andre Goudreau                     Regional Vice-President,             Regional Vice-
447 Portage Avenue                 Mortgages, Eastern Canada            President,
Winnipeg, Manitoba                 I.G. Investment                      Mortgages, Eastern
R3C 3B6 (business)                 Management, Ltd.                     Canada
                                                                        I.G. Investment
                                                                        Management, Ltd.
---------------------------------------------------------------------------------------------------------

Exhibit A

                             Joint Filing Agreement


          In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of The Topps Company, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 30th day of June, 1999.


                         INVESTORS GROUP INC.



                         By:  /s/ Edwin R. Buss
                              ------------------------------
                              Edwin R. Buss, as
                              Attorney-in-Fact for
                              Hugh Sanford Riley,
                              President and Chief
                              Executive Officer of
                              Investors Group Inc.

                         INVESTORS GROUP TRUSTCO INC.



                         By:  /s/ Edwin R. Buss
                              ------------------------------
                              Edwin R. Buss, as
                              Attorney-in-Fact for
                              Richard Elliot Archer,
                              President of
                              Investors Group Trustco Inc.

                         INVESTORS GROUP TRUST CO. LTD.



                         By:  /s/ Edwin R. Buss
                              ------------------------------
                              Edwin R. Buss, as
                              Attorney-in-Fact for
                              Robert Gibson Darling,
                              Vice-President
                              Investors Group Trust Co. Ltd.

                         I.G. INVESTMENT MANAGEMENT, LTD.



                         By:  /s/ Edwin R. Buss
                              ------------------------------
                              Edwin R. Buss, as
                              Attorney-in-Fact for
                              Alexander Scott Penman,
                              President of
                              I.G. Investment Management, Ltd.

                         INVESTORS U.S. GROWTH FUND



                         By:  /s/ Edwin R. Buss
                              ------------------------------
                              Edwin R. Buss,
                              as Attorney-in-Fact for
                              Robert Gibson Darling,
                              Vice-President of
                              Investors Group Trust Co. Ltd.,
                              as Trustee for
                              Investors U.S. Growth Fund

                         INVESTORS GLOBAL FUND



                         By:  /s/ Edwin R. Buss
                              ------------------------------
                              Edwin R. Buss,
                              as Attorney-in-Fact for
                              Robert Gibson Darling,
                              Vice-President of
                              Investors Group Trust Co. Ltd.,
                              as Trustee for
                              Investors Global Fund

Exhibit B
                               Power of Attorney


          KNOW ALL MEN BY THESE PRESENTS, THAT I, Hugh Sanford Riley, President and Chief Executive Officer of Investors Group Inc., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Inc. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

          IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.


                                   /s/   Hugh Sanford Riley
                                   -----------------------------------
                                           Hugh Sanford Riley


          BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Hugh Sanford Riley, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

          IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                   /s/   Douglas E. Jones
                                   -----------------------------------
                                           Notary Public

Exhibit C
                               Power of Attorney


          KNOW ALL MEN BY THESE PRESENTS, THAT I, Richard Elliot Archer, President of Investors Group Trustco Inc., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Trustco Inc. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

          IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.


                                   /s/     Richard Elliot Archer
                                   -----------------------------------
                                             Richard Elliot Archer


          BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Richard Elliot Archer, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

          IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                   /s/     Douglas E. Jones
                                   -----------------------------------
                                             Notary Public

Exhibit D

                               Power of Attorney


          KNOW ALL MEN BY THESE PRESENTS, THAT I, Robert Gibson Darling, Vice-President of Investors Group Trust Co. Ltd., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Trust Co. Ltd. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

          IN WITNESS WHEREOF, I have hereunto set my hand and seal this 14th day of May, 1999.


                                   /s/  Robert Gibson Darling
                                   -----------------------------------
                                        Robert Gibson Darling


          BE IT KNOWN, that on this 14th day of May, 1999, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Robert Gibson Darling, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

          IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                   /s/  Martin Gutnik
                                   -----------------------------------
                                        Notary Public

Exhibit E

                               Power of Attorney


          KNOW ALL MEN BY THESE PRESENTS, THAT I, Alexander Scott Penman, President of I.G. Investment Management, Ltd., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of I.G. Investment Management, Ltd. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

          IN WITNESS WHEREOF, I have hereunto set my hand and seal this 19th day of March, 1999.


                                   /s/  Alexander Scott Penman
                                   -----------------------------------
                                        Alexander Scott Penman


          BE IT KNOWN, that on this 19th day of March, 1999, before me Douglas
E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Alexander Scott Penman, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

          IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                   /s/  Douglas E. Jones
                                   -----------------------------------
                                        Notary Public

Exhibit F

                               Power of Attorney


          KNOW ALL MEN BY THESE PRESENTS, THAT I, Robert Gibson Darling, Vice-President of Investors Group Trust Co. Ltd., as Trustee for Investors U.S. Growth Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors U.S. Growth Fund any and all statements on
Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

          IN WITNESS WHEREOF, I have hereunto set my hand and seal this 14th day of May, 1999.


                                   /s/  Robert Gibson Darling
                                   -----------------------------------
                                        Robert Gibson Darling


          BE IT KNOWN, that on this 14th day of May, 1999, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Robert Gibson Darling, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

          IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                   /s/  Martin Gutnik
                                   -----------------------------------
                                        Notary Public

Exhibit G
                               Power of Attorney


          KNOW ALL MEN BY THESE PRESENTS, THAT I, Robert Gibson Darling, Vice-President of Investors Group Trust Co. Ltd., as Trustee for Investors Global Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Global Fund any and all statements on
Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

          IN WITNESS WHEREOF, I have hereunto set my hand and seal this 14th day of May, 1999.


                                   /s/  Robert Gibson Darling
                                   -----------------------------------
                                        Robert Gibson Darling


          BE IT KNOWN, that on this 14th day of May, 1999, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Robert Gibson Darling, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

          IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                   /s/  Martin Gutnik
                                   -----------------------------------
                                        Notary Public